NO ACT

PE

12-23-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11005761

February 22, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2011

John K. Molen
Bradley Arant Boult Cummings LLP
One Federal Place
1819 Fifth Avenue North
Birmingham, AL 35203-2119

Re: Energen Corporation
Incoming letter dated December 23, 2010

Dear Mr. Molen:

This is in response to your letters dated December 23, 2010 and January 12, 2011 concerning the shareholder proposal submitted to Energen by Miller/Howard Investments, Inc. on behalf of Lorraine Hamada, as trustee of the William M. Hamada Revocable Trust. We also have received a letter from Miller/Howard Investments, Inc. dated January 5, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Luan Steinhilber
Director of ESG and Shareholder Advocacy
Miller/Howard Investments, Inc.
P.O. Box 549
Woodstock, NY 12498

February 22, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Energen Corporation
Incoming letter dated December 23, 2010

The proposal relates to a report.

We are unable to concur in your view that Energen may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Energen may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Energen may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Energen may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

January 12, 2011

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc. – No-Action Request filed December 23, 2010
Securities Exchange Act of 1934 - Rule 14a-8

Supplemental Letter of Energen Corporation responding to Miller/Howard letter dated January 5, 2011

Ladies and Gentlemen:

We are writing on behalf of Energen Corporation (the "Company" or "Energen") to respond supplementally to points raised in the letter of Miller/Howard Investments, Inc. ("Miller/Howard") dated January 5, 2011 (the "January 5 Response") responding to the above-referenced No-Action Request submitted by Energen on December 23, 2010 (the "No-Action Request").

On December 23, 2010 Energen submitted the No-Action Request requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Energen's view that the shareholder proposal requesting the Board of Directors of Energen to prepare a report concerning Energen's fracturing operations (such proposal, together with the proponent's statement in support thereof, the "Proposal") submitted by Miller/Howard on behalf of Lorraine Hamada, as Trustee (the "Trustee") of the William M. Hamada Revocable Trust (the "Trust"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by Energen in connection with its 2011 annual meeting of stockholders (the "2011 Meeting").

The No-Action Request indicated Energen's belief that the Proposal could be omitted from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1) because

1/2124919.4

(i) at the time Miller/Howard purported to submit the Proposal on behalf of the Trust it lacked authorization to do so, and, therefore, the Proposal was not timely submitted by a person entitled to submit the Proposal; and

(ii) neither Miller/Howard nor Lorraine Hamada have provided evidence of her authority to authorize the submission of the Proposal by Miller/Howard on behalf of the Trust, and therefore, the Proposal was not submitted by a person authorized to act on behalf of the beneficial owner.

On January 5, 2011, Miller/Howard submitted a response to the No-Action Request (the "January 5 Response"), a copy of which is attached hereto as Exhibit A, asserting that (i) Miller/Howard itself had the right to submit the Proposal in its own name, (ii) Ms. Hamada had properly and timely authorized Miller/Howard to submit the Proposal on behalf of the Trust, and (iii) Ms. Hamada, merely by purporting to authorize Miller/Howard to submit the Proposal on behalf of the Trust in her capacity as a Trustee, had adequately demonstrated her authority to do so on behalf of the Trust.

Miller/Howard's January 5 Response

In the January 5 Response, Miller/Howard raised several points with respect to Energen's contention that Miller/Howard was not authorized to submit the Proposal on behalf of the Trust at the time the Proposal was submitted, and that no evidence had been provided of Ms. Hamada's authority to act on behalf of the Trust in authorizing the submission of the Proposal.

Miller/Howard Point 1

Miller/Howard Investments is indeed a beneficial owner of the relevant shares within the meaning of the securities laws. We have the authority to buy and sell shares from the Hamada revocable trust, and to vote those shares, without any requirement to consult with the trustees prior to executing those transactions. (*See* Exhibit A to this letter).

Miller/Howard asserts that it is the beneficial owner of the relevant shares within the meaning of the securities laws. First, whether Miller/Howard is a beneficial owner of such securities is irrelevant in this context. While in its letter submitting the Proposal (*see* Exhibit A to the No-Action Request) Miller Howard asserted that it was the beneficial owner of shares of Energen, in response to Energen's letter dated December 6, 2010, seeking documentation for Miller/Howard's claim of ownership and clarification of on whose behalf the Proposal was being submitted (*see* Exhibit E to the No-Action Request), Miller/Howard stated that it was submitting the Proposal on behalf of its client Lorraine Hamada as trustee for the Trust (*see* Exhibit F to the No-Action Request). Therefore, Miller/Howard's status as beneficial owner is irrelevant to the issue, as it did not seek to submit the Proposal in its own capacity as a shareholder of Energen. Moreover, while Miller/Howard tangentially referred to the Trustee as "its client" in its response to Energen's request for documentation and clarification of deficiencies in the Proposal as initially submitted (*see* Exhibit F to the No-Action Request), it is only in the January 5 Response that Miller/Howard indicated that it has any authority to engage in transactions with respect to or to vote any shares owned by the Trust (*see* Exhibit A to this letter). Miller/Howard has not provided any evidence or documentation of such relationship or authority, however, and without such evidence or documentation could not be considered to have demonstrated any beneficial ownership of shares which might entitle it to submit the Proposal in its own behalf.[1]

We also note that if Miller/Howard does in fact have some contractual authority over the Trust's account, the power to direct voting of shares under an investment management agreement without express authority from the holder of the shares to submit shareholder proposals is not sufficient ownership to permit submission of a shareholder proposal under Rule 14a-8.[2]

---

[1] Rule 14a-8(b) provides that a proponent which is not a registered holder (such as Miller/Howard) "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder or (ii) providing a copy of certain SEC filings (which method does not appear applicable to Miller/Howard or its client). Rule 14a-8 does not contemplate that a proponent can establish its eligibility in any manner other than the two methods specified in the rule. Miller/Howard has not submitted any statement indicating it has any relationship to the shares of Energen held by the Trust, and there is no indication in either letter from Charles Schwab & Co. (the DTC participant which holds such shares) (*see* Exhibits D and H to the No-Action Request) that Miller/Howard has any investment or other authority with respect to the shares in the brokerage account of the Trust. Schwab did not in any manner identify Miller/Howard as having ownership of such securities.

[2] The correspondence from Miller/Howard clearly indicates that it does not itself <u>hold</u> any shares of voting securities of Energen, and at best it claims to have some investment or other authority with respect to the Trust account although it has not provided any documentation of such authority. The power to vote securities without having an economic interest in them is not sufficient for purposes of Rule 14a-8(b). Miller/Howard relies on an assertion that "beneficial ownership" as defined in Rule 13d-3 consisting solely of voting rights (which it asserts that it possesses without providing any documentation for such claim) is sufficient to grant it rights to submit a proposal under Rule 14a-8. However, the well known term "beneficial ownership" was not used by the Commission in Rule 14a-8(b) – the term "held" was used:

> (b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, <u>you must have continuously held</u> at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, <u>you continuously held</u> the securities for at least one year. You must also include your own written

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or . . . (*Emphasis added*)

Nowhere in Rule 14a-8(b) is there any indication that beneficial ownership, as opposed to actually having the economic ownership of the voting securities, is sufficient to entitle one to submit a shareholder proposal. This view is supported by the proposing release (Release 34-39093, 62 Fed. Reg. 50682 *et seq.*, September 26, 1997) pursuant to which the minimum ownership threshold was increased from $1,000 to $2,000 in which the Commission stated:

> We also request your comments on whether we should modify or eliminate the one-year continuous ownership period. One purpose of the requirement is to curtail abuse of the rule by requiring that those who put the company and the other shareholders to the expense of including a proposal in proxy materials have had a continuous investment interest in the company. (*Emphasis added*).

See also Ruddick Corporation (publicly available November 20, 1989)(ESOP participants whose plan accounts had been allocated the shares for more than one year, but had had pass-through voting rights under the plan for less than one year, were deemed to have satisfied the ownership requirements of the rule: "In arriving at a position, the staff has also particularly noted that the purpose of these requirements was to ensure that a proponent had 'some measured economic stake or investment in (a) corporation.'" *citing* Securities Exchange Act Release 34-20091). Miller/Howard does not have any economic or investment interest in the voting securities of Energen.

While the Commission and the Staff have made reference to the beneficial ownership definition of Rule 13d-3, such references have been in the context of noting that ownership for purposes of Rule 14a-8(b) must include the right to vote the securities, not that possession of the right to vote the securities without also possessing an economic interest in such shares is sufficient. *See* Tandy Corporation (publicly available August 6, 1990)(voting power held by trusts and corporation of which proponents are beneficiaries or in which proponents hold an interest, rather than by proponents); Xerox Corporation (publicly available February 19, 1992)(absence of right to vote unallocated shares in ESOP by plan participant negates beneficial ownership of such shares by participant – "In this regard, the staff notes that while the holdings of cosponsors may be aggregated, the eligibility requirements provide that ownership of a security includes the right to vote. You represent that the Proponents do not have the right to vote securities held on their behalf in those benefit plans sponsored by the Company upon which their ownership claims depend. Under these circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials." (*emphasis added*)).

Moreover, the Staff has on a number of occasions declined to allow an investment manager to submit proposals on the basis of that authority alone. *See* Tecumseh Products Company (publicly available January 21, 1994)(investment manager identified as having beneficial ownership on behalf of its clients was not proper party to submit proposal); The Western Union Company (publicly available March 4, 2008)(proposal may be excluded where letter from record owner indicates securities held in client accounts of investment manager).

Without a specific authorization to submit shareholder proposals on behalf of a client who has the true economic ownership in the securities, an investment manager with no economic ownership interest should not be permitted to use Rule 14a-8 to further its own agenda and force a company to incur the expense of a shareholder proposal.

Miller/Howard Point 2

The transmittal letter was accompanied by an authorization from Lorraine Hamada, and although her authorization letter asserted that the resolution was filed on her behalf, this was corrected in a subsequent filing. (*See* Exhibit A to this letter).

Miller/Howard next argues that the initial authorization from Lorraine Hamada acting in her individual capacity constituted authorization to submit the Proposal in her capacity as trustee, which "error" was "corrected in a subsequent filing." The fact remains, however, that on the date the Proposal was submitted by it, Miller/Howard did not have authorization from the Trustee, in her capacity as such, to submit the Proposal to Energen on behalf of the Trust. Such authorization was obtained from the Trustee (assuming that Ms. Hamada in her capacity as one of two Trustees was authorized under trust documentation to grant such authorization by herself) only after the deadline for submitting the Proposal had passed.

Miller/Howard Point 3

The fact that Lorraine Hamada authorized the filing as a trustee of the revocable trust should be sufficient evidence that she indeed had the authority to do so. With regard to the company's assertions to the contrary, the action of a trustee to authorize such a filing can reasonably be taken to demonstrate that such trustee is duly empowered to authorize the filing of a shareholder resolution. (*See* Exhibit A to this letter).

Miller/Howard then asserts that the mere execution of the document by a person purporting to act in the capacity of trustee provides sufficient evidence of such person's authority to direct the submission of the Proposal on behalf of a trust. Such is simply not the case. First, Ms. Hamada is one of two Trustees. Trusts frequently require all trustees to act with respect to matters such as those encompassed by the Proposal. For example, Energen's standard proxy procedures require all joint owners of securities to sign a proxy in order for it to be valid. Without more evidence of Ms. Hamada's power to act without her co-trustee in this particular matter, Energen submits that she has not demonstrated sufficient power for her, acting alone, to authorize the submission of the Proposal.

Miller/HowardPoint 4

Although the letter submitted by Ms. Hamada was dated after the date of the filing, she had previously given authorization orally for filing on behalf of the trust, and the lack of a sequential paper trail for the proposal does not negate her prior authorization to file a proposal. (*See* Exhibit A to this letter).

The idea that an oral authorization is sufficient for purposes of Rule 14a-8 should be summarily rejected. First, such authorization would not be sufficient under Alabama law to delegate the authority to act with respect to the shares of Energen.[3] No less a standard should be required with respect to shareholder proposals in light of the opportunity for mischief if the reliance on oral authorizations as to which no corroborating evidence exists is allowed. Second, we do not think that such informality from entities such as Miller/Howard, which represents itself as engaging in the business of "socially responsible" investing and which, as a result of such activity, should be familiar with the requirements for submitting shareholder proposals, should be tolerated. Companies are put to significant expense and effort in dealing with shareholder proposals. The effort and expense required to be borne by those companies, and consequently by their other shareholders, should not be compounded by the failure of a professional manager such as Miller Howard to read and comply with Commission rules and adequately document their rights to submit proposals in a timely fashion.

Basis for Exclusion

The points raised by Miller/Howard in the January 5 Response have no effect on the grounds for exclusion of the Proposal raised by the Company in the No-Action Request. The Company continues to believe that the Proposal may properly be excluded from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1) because

(i) at the time Miller/Howard purported to submit the Proposal on behalf of the Trust it lacked authorization to do so, and, therefore, the Proposal was not timely submitted by a person entitled to submit the Proposal; and

(ii) neither Miller/Howard nor Lorraine Hamada have provided evidence of her authority to authorize the submission of the Proposal by Miller/Howard on behalf of the Trust, and therefore, the Proposal was not submitted by a person authorized to act on behalf of the beneficial owner.

The documentation submitted by Miller/Howard both in its prior correspondence and in the January 5 Response clearly indicates that:

(i) Miller/Howard submitted the Proposal on behalf of the Trust,

(ii) At the time Miller/Howard submitted the Proposal, it had not been authorized by the Trust to submit the Proposal;

(iii) No proper authorization from the Trust to submit the Proposal was obtained prior to the deadline for submitting the Proposal, and, therefore, any subsequent authorization would not cure the lack of timeliness in submitting the Proposal pursuant to proper authorization; and

[3] See § 10A-2-7.22 of the Alabama Business and Non-Profit Entity Code which requires that proxies either be in writing or submitted by means of an electronic transmission, clearly indicating the need for a verifiable authorization from the record holder for a proxy to be able to act with respect to the shares.

(iv) No documentation has been provided respecting the authority of Ms. Hamada to act either by herself or at all on behalf of the Trust with respect to authorizing submission of the Proposal.

Therefore, we reiterate our contention that the Company may exclude the Proposal from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1) for the reasons set forth above.

Conclusion

Accordingly, for the reasons stated above and in the No-Action Request, we again respectfully request on behalf of Energen Corporation that the Staff confirm that it will not recommend enforcement action to the Commission if Energen omits the Proposal from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,



John K. Molen

JKM/bsm

cc: Ms. Patricia Kerr Seabrook (via e-mail and Federal Express)
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498
E-mail: patricia@mhinvest.com

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

EXHIBIT A

January 5 Response of Miller/Howard to No-Action Request


Miller Howard
INVESTMENTS, INC

January 5, 2011

VIA EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to No-Action Letter Request of Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to respond to the no action letter request sent to the Securities and Exchange Commission on December 23, 2010 by Bradley Arant Boult Cummings LLP on behalf of Energen Corporation, seeking exclusion of a proposal we submitted regarding hydraulic fracturing and natural gas extraction. In its letter, the company asserts that the paperwork trail for the proposal failed to accomplish effective submittal of the proposal, asserting that the proposal was not timely submitted by a person entitled to submit the proposal.

This argument is based on a putative lack of authorization to file the proposal, either that Miller/Howard Investments, Inc. ("Miller/Howard") lacked authorization to file the proposal, or a lack of evidence that trustee Lorraine Hamada had authority to authorize the submission of the proposal on behalf of the William M Hamada revocable trust.

In our initial letter, we stated that Miller/Howard is a beneficial owner of the shares in Energen Corporation and also included a letter from Lorraine Hamada authorizing filing on her behalf. The proof of ownership, which was also filed with the resolution, showed that those shares are held in the William M Hamada revocable trust.

We believe the company had sufficient documentation of ownership and authorization to allow the proof of ownership to have effectively succeeded.

1. Miller/Howard Investments is indeed a beneficial owner of the relevant shares within the meaning of the securities laws. We have the authority to buy and sell shares from the Hamada revocable trust, and to vote those shares, without any requirement to consult with the trustees prior to executing those transactions.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

2. The transmittal letter was accompanied by an authorization from Lorraine Hamada, and although her authorization letter asserted that the resolution was filed on her behalf, this was corrected in a subsequent filing.

3. The fact that Lorraine Hamada authorized the filing as a trustee of the revocable trust should be sufficient evidence that she indeed had the authority to do so. With regard to the company's assertions to the contrary, the action of a trustee to authorize such a filing can reasonably be taken to demonstrate that such trustee is duly empowered to authorize the filing of a shareholder resolution.

4. Although the letter submitted by Ms. Hamada was dated after the date of the filing, she had previously given authorization orally for filing on behalf of the trust, and the lack of a sequential paper trail for the proposal does not negate her prior authorization to file a proposal.

In short, we believe the company had adequate documentation of who the filer was, provided on a timely basis and that by the time the 14 day ownership documentation timeline had elapsed, the company could no longer assert that it did not know the record owner, the filer, nor that authorization was lacking. Although our filing was less than perfect in documenting ownership, our corrections made our initial defects a harmless error. Therefore, we urge the staff to reject the Company's request to allow exclusion of the proposal.

Sincerely,



Luan Steinhilber
Director of ESG and Shareholder Advocacy
Miller/Howard Investments, Inc.

cc: (via email and Federal Express)

John K. Molen, Esq.
Bradley Arant Boult Cummings LLP

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation



January 5, 2011

VIA EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to No-Action Letter Request of Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to respond to the no action letter request sent to the Securities and Exchange Commission on December 23, 2010 by Bradley Arant Boult Cummings LLP on behalf of Energen Corporation, seeking exclusion of a proposal we submitted regarding hydraulic fracturing and natural gas extraction. In its letter, the company asserts that the paperwork trail for the proposal failed to accomplish effective submittal of the proposal, asserting that the proposal was not timely submitted by a person entitled to submit the proposal.

This argument is based on a putative lack of authorization to file the proposal, either that Miller/Howard Investments, Inc. ("Miller/Howard") lacked authorization to file the proposal, or a lack of evidence that trustee Lorraine Hamada had authority to authorize the submission of the proposal on behalf of the William M Hamada revocable trust.

In our initial letter, we stated that Miller/Howard is a beneficial owner of the shares in Energen Corporation and also included a letter from Lorraine Hamada authorizing filing on her behalf. The proof of ownership, which was also filed with the resolution, showed that those shares are held in the William M Hamada revocable trust.

We believe the company had sufficient documentation of ownership and authorization to allow the proof of ownership to have effectively succeeded.

1. Miller/Howard Investments is indeed a beneficial owner of the relevant shares within the meaning of the securities laws. We have the authority to buy and sell shares from the Hamada revocable trust, and to vote those shares, without any requirement to consult with the trustees prior to executing those transactions.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

2. The transmittal letter was accompanied by an authorization from Lorraine Hamada, and although her authorization letter asserted that the resolution was filed on her behalf, this was corrected in a subsequent filing.

3. The fact that Lorraine Hamada authorized the filing as a trustee of the revocable trust should be sufficient evidence that she indeed had the authority to do so. With regard to the company's assertions to the contrary, the action of a trustee to authorize such a filing can reasonably be taken to demonstrate that such trustee is duly empowered to authorize the filing of a shareholder resolution.

4. Although the letter submitted by Ms. Hamada was dated after the date of the filing, she had previously given authorization orally for filing on behalf of the trust, and the lack of a sequential paper trail for the proposal does not negate her prior authorization to file a proposal.

In short, we believe the company had adequate documentation of who the filer was, provided on a timely basis and that by the time the 14 day ownership documentation timeline had elapsed, the company could no longer assert that it did not know the record owner, the filer, nor that authorization was lacking. Although our filing was less than perfect in documenting ownership, our corrections made our initial defects a harmless error. Therefore, we urge the staff to reject the Company's request to allow exclusion of the proposal.

Sincerely,



Luan Steinhilber
Director of ESG and Shareholder Advocacy
Miller/Howard Investments, Inc.

cc: (via email and Federal Express)

John K. Molen, Esq.
Bradley Arant Boult Cummings LLP

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

BRADLEY ARANT
BOULT CUMMINGS
LLP

John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

December 23, 2010

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Miller/Howard Investments, Inc.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of Energen Corporation, an Alabama corporation (the "Company" or "Energen"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Miller/Howard Investments, Inc. ("Miller/Howard") on behalf of Lorraine Hamada, as Trustee (the "Trustee") of the William M. Hamada Revocable Trust (the "Trust"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of stockholders (the "2011 Meeting").

Pursuant to Rule 14a-8(j) under the Exchange Act on behalf of the Company I have:

(a) filed this letter with the Commission no later than eighty (80) days before the date (March 18, 2011) the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

(b) concurrently sent copies of this correspondence to Miller/Howard.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Accompanying this request are the following items:

1. Initial correspondence from Miller/Howard dated November 18, 2010 and received by the Company by overnight courier on November 23, 2010 containing:

1/2119410.4

(a) Letter of Miller/Howard dated November 18, 2010 stating that Miller/Howard is the beneficial owner of more 2,000 shares of Energen common stock, has held such shares for more than one year and intends to hold such shares through the date of the 2011 Meeting (the "Proposal Letter") (Exhibit A);

(b) The Proposal and the Supporting Statement (Exhibit B);

(c) Letter of Lorraine Hamada, Benefits Manager of Miller/Howard, dated November 18, 2010 stating that she is a record holder of 95 shares of Energen common stock and authorizing Miller/Howard to file a shareholder resolution on her behalf (Exhibit C); and

(d) Letter of Charles Schwab & Co. ("Schwab") dated November 18, 2010 confirming ownership of 95 shares of Energen common stock continuously from April 24, 2009 through November 18, 2010 by Schwab on behalf of William M Hamada Revocable Trust (Exhibit D).

2. Letter of Energen dated December 6, 2010 (transmitted on that date by facsimile, email and Federal Express) requesting documentation for Miller/Howard's claim of ownership and clarification of the identity of the shareholder on whose behalf the Proposal is being submitted (Exhibit E).

3. Response to Energen's letter from Miller/Howard dated December 15, 2010 and received by Energen by overnight courier on December 16, 2010 containing:

(a) Letter of Miller/Howard dated December 15, 2010 (Exhibit F);

(b) Letter of Lorraine Hamada, Trustee for the Trust, dated December 8, 2010 stating that the Trust owns more than $2,000 in market value of shares of Energen stock, has held such shares continuously for 12 months prior to the date of filing (without specifying either the date of filing or the period for which such shares have been held) and authorizing Miller/Howard to file a shareholder resolution on her behalf (Exhibit G); and

(c) Letter of Schwab dated December 8, 2010 confirming ownership of 95 shares of Energen common stock continuously from April 24, 2009 through November 22, 2010 by Schwab on behalf of William M Hamada Revocable Trust (Exhibit H).

In accordance with Rule 14a-8(j), a copy of this submission is being set via electronic mail simultaneously to Miller/Howard, as well as by overnight delivery service.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify Miller/Howard that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of Energen pursuant to Rule 14a-8(k).

The Proposal

The Proposal requests that the Company's "Board of Directors prepare a report by September 1, 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing 1. known and potential environmental impacts of fracturing operations of Energen Corporation; 2. policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations, and 3. management's evaluation of the potential magnitude of material risks, short and long term, that this issue may pose to the company's finances or operations."

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1) because

> (i) at the time Miller/Howard purported to submit the Proposal on behalf of the Trust it lacked authorization to do so, and, therefore, the Proposal was not timely submitted by a person entitled to submit the Proposal; and
>
> (ii) neither Miller/Howard nor Lorraine Hamada have provided evidence of her authority to authorize the submission of the Proposal by Miller/Howard on behalf of the Trust, and therefore, the Proposal was not submitted by a person authorized to act on behalf of the beneficial owner.

Analysis

In the Proposal Letter, Miller/Howard stated that it

> "is a beneficial owner of more than 2,000 shares of Energen Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed."

In support of this assertion, Miller/Howard provided two letters, which provided conflicting information regarding the actual ownership of the shares of Energen stock and the identity of the party on whose behalf the Proposal was being submitted. The first letter from Ms. Hamada (signed in her capacity as Benefits Manager of Miller/Howard) (*see* Exhibit C) indicated that Ms. Hamada owned such shares and was herself authorizing Miller/Howard to submit a proposal (the subject of which was not specified in such letter) on her behalf (presumably either individually or as Benefits Manager of Miller/Howard). The second letter, however, from Schwab (*see* Exhibit D) indicated that the shares were held by Ms. Hamada and a William M. Hamada as Trustees of the Trust.

Because Miller/Howard was not a record owner of the Company's voting securities, on December 6, 2010, Energen sent a letter by facsimile and email (with a copy by Federal Express) notifying Miller/Howard that it had failed to satisfy the eligibility requirements necessary for the inclusion of the Proposal and Supporting Statement in the Proxy Materials for the 2011 Meeting, and seeking clarification of the identity of the proponent of the Proposal. *See* Exhibit E. Specifically, Energen advised Miller/Howard as follows:

> "Your letter indicates that Miller/Howard is the beneficial owner of more than 2000 shares of Energen stock and that it has held these shares for over one year. Your letter also states that verification of ownership is enclosed. Enclosed with the letter, however, was (i) a letter from Lorraine Hamada indicating that she is a "record investor" holding 95 shares and (ii) a letter from Schwab Advisor Services indicating that Charles Schwab & Co., Inc. holds 95 shares of Energen stock on behalf of William M. Hamada Revocable Trust (the "Trust").
>
> "None of Miller/Howard, Lorrain Hamada, the Trust, Charles Schwab Advisor Services, and Charles Schwab and Co., Inc. appear in Energen's records as a registered shareholder. Nor do the enclosed letters provide verification of Miller/Howard's assertion of beneficial ownership of Energen shares. Furthermore the enclosures pre-date the submission of your proposal. While your letter and all related enclosures are dated November 18, 2010, the letter was sent by UPS on November 22, 2010, and received by us on November 23, 2010, clearly indicating that the enclosures were not current on the date that Miller/Howard submitted its proposal.
>
> "Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Energen by submitting:
>
> - either:
>
>   o a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of Energen's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
>
>   o a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms,

reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

- your written statement that you intend to continue holding the shares through the date of Energen's annual meeting.

"In order for your proposal to be properly submitted, you must provide us with the proper written evidence that Miller/Howard met the share ownership and holding requirements for Rule 14a-8(b). You must also provide us with the number of shares held by Miller/Howard as we are required under Rule 14a-8(l) to be able to furnish such information to any shareholder requesting it if your proposal is included in Energen's proxy statement for the 2011 Annual Meeting, and in order for us to be able to verify compliance with the eligibility requirements.

In addition, because it was not clear on whose behalf and authorization Miller/Howard was purporting to act in seeking to submit the Proposal, Energen requested clarification of the identity of the actual proponent, and if the proponent were not Miller/Howard, evidence of the eligibility of the proponent to submit the Proposal, and in the case of the Trust, evidence of the authority of the person purporting to act on behalf of the Trust to so act. Energen also reserved its right to contend the Proposal was not timely submitted if the proponent were either Ms. Hamada (acting in her individual capacity) or the Trust.

"Alternatively, if you were intending to submit the proposal on behalf of Lorraine Hamada in her individual capacity, you should have clearly indicated that you were doing so on behalf of Ms. Hamada and provided evidence of her Rule 14a-8(b) eligibility in her individual capacity. Similarly, if you were intending to submit the proposal on behalf of the Trust, you should have clearly indicated that you were doing so on behalf of the Trust, provided evidence of the Trust's Rule 14a-8(b) eligibility and evidence that you were authorized to submit a shareholder proposal on behalf of Trust on the date it was submitted by a person authorized to act on behalf of the Trust with respect to granting you such authorization (and documentation evidencing the authority of such person), as well as the written statement of the Trust that it intended to continue holding the shares through the date of Energen's annual meeting. Notwithstanding any information that you may submit concerning your authority to act for Lorraine Hamada or the Trust and their respective eligibility to submit a proposal, we reserve the right to seek to exclude any proposal that is submitted on behalf of either Lorraine Hamada or the Trust (rather than on behalf of Miller/Howard itself based on its own eligibility) on the grounds that such proposal was not timely submitted in accordance with Rule 14a-8(e).

In response to Energen's letter, Miller/Howard sent a letter to the Company dated December 15, 2010 (*see* Exhibit F) in which Miller/Howard stated that it had submitted the Proposal on behalf of Lorraine Hamada, as Trustee of the Trust, and included a letter dated December 8, 2010 (after the date Miller/Howard initially submitted the Proposal and, more importantly, after November 24, 2010 which was the deadline for submitting shareholder proposals for the 2011 Meeting) from Ms. Hamada, as Trustee of the Trust, authorizing Miller/Howard to submit a shareholder resolution on the Trust's behalf at the 2011 Meeting (without identifying the resolution to be submitted) and indicating that the Trust had owned more than $2,000 of Energen stock continuously for more than 12 months prior to the date of filing (without specifying what that date was) and that the Trust intended to hold such shares though the date of Energen's annual meeting in 2011 (*see* Exhibit G).

Miller/Howard also submitted a new letter from Schwab dated December 8, 2010 confirming ownership of 95 shares of Energen common stock continuously from April 24, 2009 through November 22, 2010 (the date the original letter originally sent by Miller/Howard would have been transmitted) by Schwab on behalf of William M Hamada Revocable Trust (*see* Exhibit H), but such letter does not state that the Trust held such shares at all times from November 18, 2009 (one year prior to the date of the original letter submitting the Proposal to the date of the new letter from Schwab (December 8, 2010, which is also the date of the letter authorizing Miller/Howard to act on behalf of the Trust in submitting a shareholder proposal).

The Proposal was not timely submitted by a person entitled to submit the Proposal.

Rule 14a-8(b) provides that a Shareholder proposal may only be submitted by a holder of the Company's securities entitled to be voted on the proposal at the meeting for at least one (1) year by the date the proposal is submitted. While Miller/Howard indicated initially that it was the beneficial owner of securities of the Company, it stated in its subsequent letter dated December 15, 2010 (*see* Exhibit F) that it was in fact acting on behalf of the Trust. At the time Miller/Howard submitted the Proposal, it was only authorized to submit the proposal (if at all) on behalf of Ms. Hamada in her individual capacity. The deadline for shareholders to submit proposals to be included in the Proxy Materials for the 2011 Meeting was November 24, 2010. Miller/Howard obtained authorization to submit shareholder proposals on behalf of the Trust only after such deadline had passed. Therefore, at the time the Proposal was submitted, Miller/Howard lacked any authorization to submit a proposal on behalf of the Trust and, because Miller/Howard itself has provided no evidence of its own eligibility to submit the Proposal independent of the Trust, such proposal was not submitted by a person with standing to do so and may be properly excluded by the Company from the Proxy Materials under Rules 14a-8(b) and 14a-8(f)(1). If the Proposal is treated a being submitted on behalf of the Trust, it could only have been submitted (or treated as being submitted) on or after December 8, 2010, and, therefore, was not timely under Rule 14a-8(e).

Neither Miller/Howard nor Ms. Hamada have provided evidence of her authority to act on behalf of the Trust

While Ms. Hamada attempted to provide authorization subsequent to the deadline for submitting proposals to be included in the Proxy Materials, she has failed to provide any evidence of her authority to give such authorization on behalf of the Trust. In addition, she provided no evidence of her incumbency as trustee. Moreover, there is no documentation of the authority or the powers granted to the trustees to deal with respect to shares held in the Trust evidencing that the trustees have the power to submit shareholder proposals or commit to hold shares through the date of the 2011 Meeting. More significantly, the correspondence from Schwab clearly indicates that there are two trustees of the Trust. No evidence has been provided that a single trustee, acting alone, has the power to enter into commitments or take actions on behalf of the Trust. Clearly Ms. Hamada has failed to demonstrate her ability to act on behalf of the Trust,[1] and the Proposal may therefore be excluded under Rules 14a-8(b) and 14a-(f)(1) because it was not authorized by or on behalf of a shareholder entitled to submit the Proposal.

Conclusion

For the reasons stated above, we respectfully request on behalf of Energen Corporation that the Staff confirm that it will not recommend enforcement action to the Commission if Energen omits the Proposal and the Supporting Statement from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,



John K. Molen

JKM/bsm

cc: Ms. Patricia Kerr Seabrook (via e-mail and Federal Express)
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498
E-mail: patricia@mhinvest.com

[1] We also question how a fiduciary can commit to hold securities on behalf of the trust for the requisite period of time consistent with its fiduciary duties to protect the assets of the trust.

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

EXHIBIT A

Cover Letter of Miller/Howard
(dated November 18, 2010, received November 23, 2010)


Miller Howard
INVESTMENTS, INC

November 18, 2010

VIA FEDERAL EXPRESS
J. David Woodruff
General Counsel and Secretary
Energen Corporation
605 Richard Arrington, Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

On behalf Miller/Howard Investments, Inc., I write to give notice that pursuant to the 2011 proxy statement of Energen Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2011 annual meeting of shareholders. Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000 shares of Energen Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. We are writing to express our concern about Energen Corporation's use of the technique known as hydraulic fracturing in the extraction of natural gas.

As active members in the socially responsible investing community, we are concerned about the environmental impact of Energen Corporation's hydraulic fracturing operations. It is Miller/Howard Investments, Inc.'s opinion that fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. We also believe that emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

We are therefore requesting that the company prepare a report on (1) known and potential environmental impacts of Energen Corporation's fracturing operations; (2) potential policies for the company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations; and 3. management's evaluation of the potential magnitude of material risks, short and long term,

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

that this issue may pose to the company's finances or operations. We also request that the policies explored by the report include, among other things, the use of less toxic fracturing fluids, recycling of wastewater, water quality monitoring prior to drilling, cement bond logging, and other structural or procedural strategies to reduce environmental hazards and financial risk.

As investors, we believe that strong environmental performance has long-run financial benefits. As people concerned about environmental stewardship, we are aware that hydraulic fracturing can directly affect the environment and human welfare.

A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact persons for this resolution will be: Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy and Patricia Karr Seabrook, ESG Research and Shareholder Advocacy, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com; patricia@mhinvest.com.

Sincerely,



Patricia Karr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.

Cc: Julie S. Ryland
Vice President – Investor Relations
Energen Corporation

EXHIBIT B

Proposal and Supporting Statement of Miller/Howard
(sent with Exhibit A)

Natural Gas Development

Whereas,
Onshore "unconventional" natural gas production often requires hydraulic fracturing, which typically injects a mix of millions of gallons of water, thousands of gallons of chemicals, and particles deep underground to create fractures through which gas can flow for collection. According to the American Petroleum Institute, "up to 80 percent of natural gas wells drilled in the next decade will require hydraulic fracturing."

The potential impacts of those fracturing operations stem from activities above and below the earth's surface -- including actions that are necessarily part of the life cycle of fracturing and extraction, such as assuring the integrity of well construction, and moving, storing, and disposing of significant quantities of water and toxic chemicals.

High profile contamination incidents, especially in Pennsylvania, have fueled public controversy. Pennsylvania's Times-Shamrock Newspapers report "many of the largest operators in the Marcellus Shale have been issued violations for spills that reached waterways, leaking pits that harmed drinking water, or failed pipes that drained into farmers' fields, killing shrubs and trees."

Public officials in Pittsburgh, Philadelphia and New York City have called for delays or bans on fracturing. Pennsylvania, West Virginia, Colorado, Wyoming and New York State all tightened or are considering tightening regulations and permitting requirements, though state regulations remain uneven. The federal Environmental Protection Agency is studying the potential adverse impact that hydraulic fracturing may have on water quality and public health.

A multi-sectoral assessment for investors, "Water Disclosure 2010 Global Report," noted the existence of brand and reputational risks from water management for the oil and gas sector.

Proponents believe these potential environmental impacts and increasing regulatory scrutiny could pose threats to our company's license to operate and enhance vulnerability to litigation. Proponents believe our company is not providing sufficient information on associated business risks. Proponents believe Energen should protect its long-term financial interests by taking measures beyond the existing, inconsistent regulatory requirements to reduce environmental hazards and associated business risks.

Therefore be it resolved:
Shareholders request that the Board of Directors prepare a report by September 1, 2011, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing 1. known and potential environmental impacts of fracturing operations of Energen Corporation; 2. policy options for our company to adopt, above and beyond regulatory requirements and our company's existing efforts, to reduce or eliminate hazards to air, water, and soil quality from fracturing operations, and 3. management's evaluation of the potential magnitude of material risks, short and long term, that this issue may pose to the company's finances or operations.

Supporting statement:
Proponents believe policies explored should include, for example, additional efforts to reduce toxicity of fracturing chemicals, recycle waste water, monitor water quality prior to drilling, cement bond logging, and other structural or procedural strategies to reduce environmental hazards and financial risks. "Potential" includes occurrences that are reasonably foreseeable and worst case scenarios. "Impacts of fracturing operations" encompass the life cycle of activities related to fracturing and associated gas extraction.

EXHIBIT C

Letter of Lorraine Hamada, Benefits Manager of Miller/Howard, dated November 18, 2010
(sent with Exhibit A)



November 18, 2010

Luan Steinhilber
EST Analyst and Director of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Energen Corporation at the 2011 annual meeting of shareholders.

This letter is to confirm that as of November 18, 2010, I was a record investor holding 95 shares of Energen Corporation Common Stock. This letter also confirms that I have held shares continuously in excess of $2,000 in market value for at least twelve months prior to November 18, 2010, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2011.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,

Lorraine Hamada

Lorraine Hamada
Benefits Manager
Miller/Howard Investments, Inc.

EXHIBIT D

Letter of Charles Schwab & Co. dated November 18, 2010
(sent with Exhibit A)

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 18, 2010

Ms. Luan Steinhilber
ESG Analyst
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Re: L HAMADA & W HAMADA TTEE
WILLIAM M HAMADA REVOCABLE TRUST
U/A DTD 11/12/2008 *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 95 shares of Energen Corporation (EGN) common stock on behalf of our client, WILLIAM M HAMADA REVOCABLE TRUST. These shares have been continuously held by the WILLIAM M HAMADA REVOCABLE TRUST from April 24, 2009 through November 18, 2010.

Sincerely,



Sarah Noto
Relationship Specialist
Schwab Advisor Services

EXHIBIT E

Deficiency Letter from Energen to Miller/Howard
(dated and delivered by facsimile and email on December 6, 2010)



J. David Woodruff
General Counsel and Secretary

ENERGEN CORPORATION
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2629

December 6, 2010

BY FEDERAL EXPRESS, FACSIMILE and EMAIL

Ms. Patricia Kerr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Seabrook:

On November 23, 2010, Energen Corporation ("Energen") received your letter on behalf of Miller/Howard Investments, Inc. ("Miller/Howard") stating that Miller/Howard intends to file a proposal for consideration at Energen's 2011 Annual Meeting of Shareholders.

Your letter indicates that Miller/Howard is the beneficial owner of more than 2000 shares of Energen stock and that it has held these shares for over one year. Your letter also states that verification of ownership is enclosed. Enclosed with the letter, however, was (i) a letter from Lorraine Hamada indicating that she is a "record investor" holding 95 shares and (ii) a letter from Schwab Advisor Services indicating that Charles Schwab & Co., Inc. holds 95 shares of Energen stock on behalf of William M. Hamada Revocable Trust (the "Trust").

None of Miller/Howard, Lorrain Hamada, the Trust, Charles Schwab Advisor Services, and Charles Schwab and Co., Inc. appear in Energen's records as a registered shareholder. Nor do the enclosed letters provide verification of Miller/Howard's assertion of beneficial ownership of Energen shares. Furthermore the enclosures pre-date the submission of your proposal. While your letter and all related enclosures are dated November 18, 2010, the letter was sent by UPS on November 22, 2010, and received by us on November 23, 2010, clearly indicating that the enclosures were not current on the date that Miller/Howard submitted its proposal.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Energen by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of Energen's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period

begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

- your written statement that you intend to continue holding the shares through the date of Energen's annual meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that Miller/Howard met the share ownership and holding requirements for Rule 14a-8(b). You must also provide us with the number of shares held by Miller/Howard as we are required under Rule 14a-8(l) to be able to furnish such information to any shareholder requesting it if your proposal is included in Energen's proxy statement for the 2011 Annual Meeting, and in order for us to be able to verify compliance with the eligibility requirements.

Alternatively, if you were intending to submit the proposal on behalf of Lorraine Hamada in her individual capacity, you should have clearly indicated that you were doing so on behalf of Ms. Hamada and provided evidence of her Rule 14a-8(b) eligibility in her individual capacity. Similarly, if you were intending to submit the proposal on behalf of the Trust, you should have clearly indicated that you were doing so on behalf of the Trust, provided evidence of the Trust's Rule 14a-8(b) eligibility and evidence that you were authorized to submit a shareholder proposal on behalf of Trust on the date it was submitted by a person authorized to act on behalf of the Trust with respect to granting you such authorization (and documentation evidencing the authority of such person), as well as the written statement of the Trust that it intended to continue holding the shares through the date of Energen's annual meeting. Notwithstanding any information that you may submit concerning your authority to act for Lorraine Hamada or the Trust and their respective eligibility to submit a proposal, we reserve the right to seek to exclude any proposal that is submitted on behalf of either Lorraine Hamada or the Trust (rather than on behalf of Miller/Howard itself based on its own eligibility) on the grounds that such proposal was not timely submitted in accordance with Rule 14a-8(e).

In order to comply with the Rule 14a-8(f) to remedy these procedural defects, you must transmit your response to this notice of procedural defects within fourteen (14) calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Very truly yours,



J. David Woodruff

JDW/tc

cc Luan Steinhilber
ESG Analyst and Director of Shareholder Advocacy

Electronic Code of Federal Regulations
e-CFR TM

e-CFR Data is current as of November 18, 2010

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101),

Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the

company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or

misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

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EXHIBIT F

Response Letter of Miller/Howard
(dated December 15, 2010 and received on December 16, 2010)



December 15, 2010

VIA FEDERAL EXPRESS
J. David Woodruff
General Counsel and Secretary
Energen Corporation
605 Richard Arrington, Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

In response to your December 6, 2010 letter, we are writing to clarify that Miller/Howard Investments, Inc. submitted the shareholder proposal to Energen Corporation on November 22, 2010 on behalf of our client, Lorraine Hamada, as Trustee of the William M. Hamada Revocable Trust. We have included evidence that Miller/Howard Investments was authorized to submit the shareholder proposal on behalf of Lorraine Hamada, as Trustee of the William M. Hamada Revocable Trust. A statement authorizing and documenting this is enclosed.

In accordance with SEC Regulation 14A-8, the account has continuously held Energen Corporation shares totaling at least $2,000 in market value for one year prior to the date of the filing, November 22, 2010. Proof of ownership is enclosed.

As previously stated, a representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact persons for this resolution will be: Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy and Patricia Karr Seabrook, ESG Research and Shareholder Advocacy, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com; patricia@mhinvest.com.

Please advise us if any additional documentation is requested.

Sincerely,

Patricia Karr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.

EXHIBIT G

Letter of Lorraine Hamada, as Trustee of the William M. Hamada Revocable Trust, dated December 8, 2010
(sent with Exhibit F)


Miller Howard
INVESTMENTS, INC

December 8, 2010

Luan Steinhilber
ESG Analyst/Director of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

As a trustee of the William M. Hamada Revocable Trust, I authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Energen Corporation's 2011 annual meeting.

The William M. Hamada Revocable Trust has ownership of more than $2000 in market value of Energen Corporation stock, has held these shares continuously for 12 months prior to the date of the filing, and intends to hold these shares through the date of the company's annual meeting in 2011. These shares are held in Sc*** FISMA & OMB Memorandum M-07-16*** No. 0164 – Code 40. These shares were held at the time the resolution was submitted to Energen Corp. by Miller/Howard Investments, Inc. on November 22, 2010.

As a trustee of the William M. Hamada Revocable Trust, I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer on the aforementioned resolution.

Sincerely,

Lorraine Hamada

Lorraine Hamada, Trustee
For the William M. Hamada Revocable Trust

Benefits Manager
Miller/Howard Investments, Inc.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

EXHIBIT H

Letter of Charles Schwab & Co. dated December 8, 2010
(sent with Exhibit F)

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 8, 2010,

Ms. Luan Steinhilber
ESG Analyst
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Re: L HAMADA & W HAMADA TTEE
WILLIAM M HAMADA REVOCABLE TRUST
U/A DTD 11/12/*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 95 shares of Energen Corporation (EGN) common stock on behalf of our client, WILLIAM M HAMADA REVOCABLE TRUST. These shares have been continuously held by the WILLIAM M HAMADA REVOCABLE TRUST from April 24, 2009 through November 22, 2010.

Sincerely,



Sarah Noto
Relationship Specialist
Schwab Advisor Services